Exhibit 3.1

ARTICLES OF AMENDMENT TO
THE ARTICLES OF INCORPORATION
OF
THE REPUBLIC CORPORATION

     1. The Republic Corporation (the “corporation”), pursuant to the provisions of Article 4.04 of the Texas Business Corporation Act, hereby adopts the following amendment (the “Amendment”) to its Articles of Incorporation.

     2. Article I of the Articles of Incorporation is hereby amended to read in its entirety as follows:

ARTICLE I

The name of this corporation shall be Republic Trinidad Corporation.

     3. Article IV of the Articles of Incorporation is hereby amended to read in its entirety as follows:

ARTICLE IV

The period of this corporation’s duration is perpetual.

     4. The above-described Amendments to the Articles of Incorporation were adopted by unanimous written consent of the Board of Directors of the corporation on November 26, 2004 and approved by a vote of the shareholders at a meeting of the corporation’s shareholders held May 13, 2005 in accordance with the provisions of the Texas Business Corporation Act and the Articles of Incorporation and Bylaws of the corporation.

     5. The Amendments to the Articles of Incorporation of the corporation do not provide for an exchange, reclassification or cancellation of issued shares of the corporation.

     6. The Amendments to the Articles of Incorporation of the corporation do not effect a change in the amount of stated capital of the corporation.

Dated the 13th day of May 2005.

/s/ J.E. Eisemann, IV

J.E. Eisemann, IV, Chairman and CEO